December 08, 2005



Mr. Luis R. Carrasquillo
Chief Financial Officer
Margo Caribe, Inc.
Road 690, Kilometer 5.8
Vega Alta, Puerto Rico  00692


	Re:	Margo Caribe, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
      Filed March 31, 2005
Form 8-K/A Filed May 5, 2005
Response Letter Dated November 18, 2005
      File No. 000-15336


Dear Mr. Carrasquillo:

      We have reviewed your filings and response letter and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 8-K/A Filed May 5, 2005

Exhibit 99.1

1. Revise the State-Line Bark & Mulch, Inc. Statement of Income to reflect the portion of depreciation expense attributable to cost of goods sold in its gross profit measure, pursuant to our prior comment
2(b).

2. Ensure that the new audit report related to the State-Line Bark
&
Mulch, Inc. financial statements is correctly dated. We believe audit procedures would have been necessary subsequent to the recent restatement of these financial statements.
3. We note that the negative value for checking and savings reported in the financial statements has been reclassified as a liability in the historical column of the pro forma financial statements submitted to us on November 29, 2005; apparently reflecting both positive cash balances and a bank overdraft. While the bank overdraft would likely need to be characterized as a liability, any positive cash balances should remain in the asset section. The historical information you report should be factual and consistent, regardless of the location in which it is disclosed. Please revise accordingly.

4. We have read the explanation provided in point (b) under Note 3 to
your Pro Forma Financial Statements, indicating that cash was received from a major stockholder to fund the acquisition, increasing cash by $400,000 and a note payable by $2,600,000.  Since you report
that cash of $2,600,000 was paid as consideration, and reflect this
in your Statements of Cash Flows for the nine months ended
September
30, 2005, it would be helpful for you to expand your disclosure to the extent necessary to understand the credit offsetting the $400,000 increase in your cash balance. We encourage you to contact us by telephone promptly to discuss your proposed resolution, prior to filing your amendment.

5. The financial statements of State-Line Bark & Mulch, Inc. should include error correction disclosures addressing the changes that were necessary to remove the assets and liabilities that were not owned by this entity, to correct the gross profit measures, and any other items necessary to comply with generally accepted accounting principles. This disclosure should include a tabular presentation reconciling the previously reported amounts to the restated amounts.
Please ensure that this disclosure includes the specific line items revised; and additionally, total assets, total liabilities and net income. All columnar information within the financial statements reflecting changes from previously reported amounts should have a "restated" label in the column header. Please contact us regarding this matter by telephone if you require further clarification or guidance.

6. Please filed an amendment to your Form 8-K/A, incorporating the disclosure revisions that you proposed in response to our prior comment letter, as well as the additional revisions necessary to address the comments in this letter, as soon as possible.


Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.

	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief

Mr. Luis Carrasquillo
Margo Caribe, Inc.
December 8, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010